March 11, 2026

Robert Hodgins

Chair of the Board of Directors of Gran Tierra Energy Inc.

Dear Bob,

I hereby tender my resignation as a director of Gran Tierra Energy Inc. effective immediately.

I strongly disagree with the decision by a majority of the Audit Committee members to terminate the independent legal counsel engaged by the committee to conduct an independent investigation of certain red flag issues brought to the committees attention. I believe that this decision is a fundamental error in corporate governance and I cannot therefore continue in my role as a director and chair of the audit committee.

Yours truly,

David P. Smith